U.S. SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, DC  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING
                             (Check One):

[ ] Form 10-K and 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q and
10-QSB [ ] Form N-SAR

For Period Ended: September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant:           Famous Sam's Group, Inc.

Former Name if Applicable:              Not Applicable

Address of Principal Executive          8501 East Broadway
Office (Street and Number):             Tucson, Arizona 85712
City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Registrant made a material acquisition of a private company during the quarter for which an extension is sought. This acquisition required the compilation of financial information for the private company to be consolidated with registrant's financial information for previous quarters and nine month periods which was not compiled as a matter of course by the private business. This necessitated the expenditure of significant managerial time and effort, which resulted in the information arriving just prior to the original due date.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

     Mark S. Pierce; (520) 577-6611

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

     [  ] Yes  [X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FAMOUS SAM'S GROUP, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1996                By:   /s/ Thomas VanBuskirk

                                        Thomas VanBuskirk,
                                            Executive Vice-President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).